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19008042

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ANNUAL AUDITED ~~REPORT~~
FORM X-17A-5 ~~X~~
PART III

SEC FILE NUMBER
8- 38426

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Westminster Financial Securities, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 N. Main St., Suite 2400

(No. and Street)

Dayton	OH	45423
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Sweeney   937-898-5010

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company

(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Angela C. Sweeney _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westminster Financial Securities, Inc. _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Principal Financial Officer
_____
Title

_____
Notary Public

STUART C. BRAZIE
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
08-09-2021

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Westminster Financial Securities, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Westminster Financial Securities, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2011.
Abington, Pennsylvania
February 27, 2019

Westminster Financial Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	805,505
Receivables:		
Clearing broker		461,071
Commissions		196,739
Affiliates		559,867
Other		48,086
Marketable securities		749
Deposits with clearing brokers		150,000
Prepaid expenses		10,892
Total assets	$	2,232,909

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	409,197
Accrued expenses		246,373
Income taxes payable		87,508
Marketable securities, sold not yet purchased		7,510
Total liabilities		750,588
Stockholder's Equity:		
Common stock, no par value, authorized - 1,000 shares,		
issued and outstanding - 500 shares		50,000
Additional paid-in capital		233,250
Retained earnings		1,199,071
Total stockholder's equity		1,482,321
Total liabilities and stockholder's equity	$	2,232,909

The accompanying notes are an integral part of this financial statement.

Westminster Financial Securities, Inc.
Notes to Financial Statement
December 31, 2018

1. Organization

Westminster Financial Securities, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and all 50 states, the District of Columbia and Puerto Rico and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. (the "Parent"). The Company is headquartered in Dayton, Ohio, and has representatives located throughout the United States. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the second business day following the transaction date. This is not materially different from trade date.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statements and income tax purposes) and loss and expense carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credit that are available to offset future taxable income.

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company reports its share of federal income tax liability or benefits at an effective rate of 24.38%.

Cash and cash equivalents – At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Receivables and Credit Policies - Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions' receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed.

2. Summary of Significant Accounting Policies (Continued)

The carrying amount of commissions receivable is reduced by a valuation allowance estimated by management. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at December 31, 2018, all commissions were considered collectible and no allowance was necessary. There are no commissions receivables older than 90 days at December 31, 2018.

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 27, 2019 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. (the "Parent"). Westminster Financial Advisory Corporation ("Advisory") and Westminster Financial Agencies, Inc. ("Agencies") are also wholly-owned subsidiaries of the Parent. All three subsidiaries share common office space, equipment, personnel, and certain other operating expenses.

At December 31, 2018, the Parent owes $348,955, Advisory owes $194,683 and Agencies owes $16,229 to the Company. The receivables are unsecured and are included in receivables from affiliates on the statement of financial condition.

4. Fair Value Measurements

The Company holds a certain exchange traded fund and has sold, not yet purchased a common stock which are recognized and disclosed at fair value in the financial statements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Fair value is measured using fair value hierarchy and related valuation methodologies as defined in the authoritative literature. This guidance specifies a hierarchy of valuation techniques based on whether the inputs to each measurement are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's assumptions about current market conditions.

Westminster Financial Securities, Inc.
Notes to Financial Statement (Continued)
December 31, 2018

4. Fair Value Measurements (Continued)

The fair value hierarchy and related valuation methodologies are as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3 – Valuations are derived from valuation techniques, in which one or more significant inputs are unobservable.

The fair values of the Company's financial assets and liabilities by level in the fair value hierarchy as of December 31, 2018 were as follows:

	Level 1	Total
Marketable Securities, owned at fair value		
Marketable Securities - Exchange Traded Funds	$ 749	$ 749
Marketable Securities, sold not yet purchased, at fair value		
Marketable Securities - Common Stock	$ 7,510	$ 7,510

The Company had no level 2 or 3 holdings as of December 31, 2018.

All financial instruments are carried at fair value on the statement of financial condition as of December 31, 2018.

5. Contingencies

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

6. Deposits with Clearing Broker

The Company maintains clearing agreements with National Financial Services, Inc. ("NFS"). Under the agreement the Company maintains a clearing deposit of $100,000. National Financial Services, Inc. was chosen as our clearing firm and accounts were transferred to their custody platform in 2018.

As of December 31, 2017, the company also maintained a clearing agreement with Pershing. Pershing carried a clearing deposit of $100,000. The Company changed clearing firms during 2018. The clearing deposit of $50,000 was refunded to the Company upon request in January of 2019. The remaining deposit with Pershing was reclassified to other receivables as a non-allowable asset for SEC Uniform Net Capital Rule 15c3-1.

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7. **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital and capital requirements of $838,397 which was $788,397 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.89 to 1.

8. **Exemption From Rule 15c3-3**

The Company acts as an introducing broker or dealer, clearing most of its transactions with NFS. Furthermore it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule15c3-3.

9. **Concentrations of Credit Risk**

The Company is engaged in brokerage activities in which counterparties primarily include other broker dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

10. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. **Recently Issued Accounting Pronouncements**

Adoption of New Accounting Standard – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

New Accounting Standard Not Yet Adopted – In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company does not expect that ASC 842 will have a material effect on its financial statements.